# what the world needs

Cameco

2009 BUSINESS REVIEW

what the world needs Cameco 2009 BUSINESS REVIEW

the world needs energy Our world consumes energy every day. To run our homes. Our schools. Our workplaces. For business. For leisure. For our health. As global energy requirements increase over the long term, we must meet that demand in a sustainable way. energy needs nuclear Energy consumers respect the environment and see the impact of dramatic shifts to our planet’s thermostat. In our rivers and oceans. At our polar ice caps. Up north. Down under. One way to reduce greenhouse gases is a clean electricity source – nuclear.

nuclear needs Cameco
To meet the demand for clean air electricity, the nuclear industry needs a company that it can count on. One that has high-grade assets, industry knowledge and a global focus. Cameco, an investment of choice for sustainable power, makes a key contribution to our world’s needs.
Table of Contents

2	Letter from the Chair
4	Message to Shareholders
14	Objectives and Results
17	The Cameco Advantage
18	Financial Statements
21	Caution Regarding Forward-Looking Information
22	Directors and Officers
24	Five-Year Financial Summary
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers and supplier of conversion services. The company’s competitive position is supported by its controlling ownership of the world’s largest high-grade reserves and low-cost operations located in northern Saskatchewan. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium around the world. Cameco’s shares trade on the Toronto and New York stock exchanges.
This document, which includes certain excerpts from Cameco’s audited financial statements, is intended as a summary of Cameco’s business and does not contain complete information. For complete information, and before making any investment decisions, see our annual information form, audited financial statements and notes, management’s discussion and analysis (MD&A) and other materials, which are available on SEDAR (sedar.com) and on our website (cameco.com). Statements contained in this business review which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. For more details on these factors, please see “Caution Regarding Forward-Looking Information and Statements” in this business review on page 21. The forward-looking information and statements contained in this business review represent management’s views as of March 18, 2009 and should not be considered current as of any subsequent date. While we anticipate that subsequent developments may cause our views to change, we specifically disclaim any obligation to update our views except to the extent required by applicable securities laws. This forward-looking information is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

LETTER FROM THE CHAIR
what successful companies need:
prudent management
The strength of a company is never more apparent than in difficult economic times. When markets and investor confidence turn down, companies managed for long-term success offer security to investors.
Cameco celebrated its 20th anniversary in 2008. The company’s strategy has always been long term, focused on delivering the multiple benefits of nuclear energy to the world. Our conservative financial strategy is intended to provide strong, predictable revenue to maintain our production assets and pursue growth that will create value in the long term.
We were not swept up in the euphoria of the commodities boom, preferring to maintain a healthy balance sheet and return earnings to shareholders rather than pursue acquisitions when valuations are inflated. In the current recessionary conditions, Cameco will not be forced to take drastic action or surrender hard-earned progress as many companies have. Our measured approach will allow us to hold our strategic course.
Despite the difficult economic conditions of 2008, Cameco continued to make progress toward our vision to be a dominant nuclear energy company. We expanded our base of quality uranium assets through significant joint ventures in Australia and opened a path to expand our participation in the nuclear enrichment business through an investment in the development of next-generation technology in partnership with General Electric and Hitachi Ltd.
At the same time, we delivered record annual results for revenue and adjusted net earnings for 2008 after increasing these totals in each of the last six years.
Cameco’s board of directors is also focused on strengthening the company. In 2008, we continued to support management’s drive toward operational excellence in all aspects of our business. Essential elements of this include sharpening the focus and accountabilities of our restructured operations group, developing the company’s culture through broad leadership and safety culture initiatives, and pursuing the goal of environmental leadership in all aspects of our business.

The board’s primary responsibility is ensuring sound governance for the corporation. Cameco complies with the corporate governance standards of the Toronto Stock Exchange, the requirements of the US Sarbanes-Oxley Act, and the New York Stock Exchange corporate governance standards applied to foreign issuers.
We continue to review and adopt leading governance practices to ensure our system meets changing investor and market expectations. In recent years, we adopted several measures to improve the corporation’s governance. In 2008, we followed up with a comprehensive review of the corporation’s executive compensation practices. The overall determination was that our program is competitive and aligns with industry standards.
The review resulted in some changes, including adoption of a transparent scorecard approach to more clearly link short- and long-term incentives to achievement of specific targets that advance corporate objectives.
Cameco’s board will be renewed with two new members in 2009. Long-serving directors John S. Auston and Chief Harry D. Cook have announced that they will not seek re-election as directors in 2009 after serving on the board for 10 and 17 years respectively. Each has brought unique talents and insight to Cameco’s governance and I and my fellow directors are grateful for their contributions.
John Auston’s broad experience in the global exploration and mining industries was instrumental in shaping and guiding execution of Cameco’s reserve replacement strategy. His depth of technical knowledge has been invaluable in addressing operational challenges facing the company.
As a First Nations and business leader in northern Saskatchewan, Chief Cook brought a unique perspective to Cameco’s governance. He provided a cultural bridge between the corporation and the primarily aboriginal communities in the vicinity of our operations in northern Saskatchewan. Chief Cook’s involvement helped Cameco strengthen its relationships with northern communities and ensure that northern people have a meaningful stake in the development of the region’s mineral resources.
Chief Cook always insisted that the benefit to northerners must extend beyond jobs to include the development of business capacity and educational opportunities that will continue to reward long after the region’s mineral deposits are mined out. He has also been a constant reminder of our responsibility to protect the environment. Chief Cook shares northerners’ profound connection to the land and he brought this perspective to the deliberations of the board.
The board and management believe the perspectives and expertise that John Auston and Chief Cook brought to Cameco’s governance are essential. After an extensive search, we have identified two candidates who we believe can continue to advance the corporation in these critical areas. James Gowans, president and CEO of De Beers Canada Inc. and past president of the Canadian Institute on Mining Metallurgy and Petroleum for 2008-09, and Donald Deranger, a northern Saskatchewan aboriginal leader and Athabasca vice-chief of the Prince Albert Grand Council, are nominated for election as directors at Cameco’s annual general meeting.
The energy and ideas of two new directors will complement Cameco’s traditional strengths. With our conservative financial strategy and measured approach to growth, we are positioned to face any challenges that the year ahead may bring and benefit from the opportunities it may offer.
VICTOR J. ZALESCHUK
Chair

MARCH 18, 2009
vision
Cameco will be a dominant nuclear energy company producing uranium fuel and generating clean electricity.
mission
Our mission is to bring the multiple benefits of nuclear energy to the world. We are a global supplier of uranium fuel and a growing supplier of clean electricity.
We deliver superior shareholder value by combining our extraordinary assets, exceptional employee expertise and unique industry knowledge to meet the world’s rising demand for clean, safe and reliable energy.
The key measures of our success are a safe, healthy and rewarding workplace, a clean environment, supportive communities and outstanding financial performance.
values
Safety and Environment
The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.
People
We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.
Integrity
Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.
Excellence
We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

MESSAGE TO SHAREHOLDERS
what the world needs:

clean, reliable energy
“Cameco’s customers require uranium in all global economic cycles.”
Jerry Grandey, President & CEO
net earnings
Cameco’s net earnings reached $450 million in 2008, setting another financial record.

Is Cameco any different than many other companies claiming to have strong fundamentals in difficult economic times?
MARCH 18, 2009 Yes, there are several significant differences. The most important has to do with the nature and diversity of the products we produce and sell.
Chief among our products is uranium, which is used in nuclear power plants around the globe. These facilities operate around the clock, providing some of the lowest cost electricity for our complex and energy dependent society. Many other forms of electricity generation have substantially higher fuel costs and may be curtailed or shut in as a consequence of the declining economic conditions. And while in some regions electricity demand may be affected negatively by the recession, the worldwide outlook is for growth necessitating a new era of nuclear plant construction. Even in those regions experiencing a decline in short-term demand, we expect generators of baseload electricity like nuclear to remain unaffected.
Cameco’s production is largely committed under long-term sales contracts with price protection either in the form of floor prices in market price related contracts or fixed prices, adjusted for inflation. About 65% of our contracts allow for upside participation when prices are strong. Moreover, our customers are generally large, well capitalized companies with strong credit ratings. Some are state owned and others are regulated by public utility commissions to ensure a reasonable rate of return on their investments. Thus, our customers are there for us even in the current difficult economic circumstances. It is notable that, in the two decades of Cameco’s existence, we have never had a customer default on payment for a delivery.
Our sales of conversion services enjoy the same favourable market dynamics and price protection as does uranium. And our electricity segment provides reliable income as a result of Bruce Power’s competitive position and balanced contracting strategy in the Ontario market.
A second distinction from the financial outlook of other companies is Cameco’s long-term strategy of procuring uranium from a diversity of lower cost operations and sources located in multiple jurisdictions. The value of this strategy has been amply demonstrated in recent years with the operational difficulties Cameco has faced, not to mention the challenges presented by the booming and now collapsing economy.
Finally, Cameco benefits from the conservative financial strategy it has pursued over the years. While we purchased a number of high quality assets last summer, our balance sheet remains robust with net debt to total capitalization still not exceeding 23% at year end.
In March 2009, Cameco raised about $460 million from a bought deal offering of common shares. The net proceeds of the offering are intended to be used to strengthen our capital position, enhance our financial flexibility to allow us to take advantage of opportunities that may emerge from the current industry environment, and for general corporate purposes.
With all of these advantages, Cameco still must improve its competitive position. First, we must continue our quest for operational excellence in everything we do. Second, we know that cost control was very difficult in the booming economy of the past few years, and we must now take advantage of the current economic conditions to catch our breath and better manage this aspect of the business. By seeking continual improvement, we will further distinguish Cameco from others and advance our vision to be a dominant nuclear energy company producing uranium fuel and generating clean electricity.

MESSAGE TO SHAREHOLDERS
How are you dealing with the operational issues you had in 2008?
There is no doubt that Cameco struggled with production at most of its sites and was very disappointed with the August water inflow at Cigar Lake. Nevertheless, during the year we made substantial progress toward significantly increasing our production capability for future years.
At the McArthur River mine, we are successfully negotiating the transition from the prolific production area of the past decade to new areas that should sustain the bulk of the mine’s production for the next 10 years. Following regulatory approval and Key Lake mill revitalization, the mine is expected to be in a position to expand production by up to about 15%. Underground exploration toward the south of the mine continues to locate promising areas for future production. Concurrently, we are conducting a test of the new mining method that will be needed to supplement the current production technique beginning in 2013.
At the Key Lake mill, the lack of re-investment in the low-price years is manifesting itself in, all-too-frequent, equipment breakdowns, especially in the acid and oxygen generating plants. As a result, 2008 production was lower than estimated. We believe that the problems affecting 2008 production have been corrected. Our share of 2009 production is expected to be back at the licensed limit of 13.1 million pounds.
Changes to the Key Lake mill to accommodate more stringent environmental standards have also caused operational issues, as interlinked circuits have required modifications to adjust to the regulatory alterations. One by one, these issues are being addressed, and over the next several years we plan to continue refurbishing the mill to ensure long-term, efficient operation. We plan to begin the construction of replacement acid and oxygen plants in 2009, subject to regulatory approval.
Rabbit Lake production met expectations for the year, and we added reserves that are expected to extend the mine life until at least 2013.
Production at the Inkai mine in Kazakhstan was mainly affected by a shortage of sulphuric acid. The regional facility producing this commodity burned and a replacement did not start producing acid until the summer of last year. Given the number of new mines opening in Kazakhstan, acid delivery then became a problem due to shortages of rail cars and properly outfitted trucks.
As we entered the new year, the delivery problems seemed to be resolved, but we are monitoring the situation carefully. Inkai is now planning to ramp up to full production by 2012 – Cameco’s share is just over 3 million pounds.
Our US operations also faced production challenges. At the Smith Ranch-Highland in situ recovery (ISR) mine, the state regulator delayed the approval of new mining areas when it concluded that past remediation efforts by the company were not timely. We believe we are well on the way to correcting this deficiency and improving our relationship with the state officials. Production at the Crow Butte ISR mine suffered as a result of a number of problems with operating wellfields. These problems were addressed with well modifications and seem to have been overcome. Our plans still contemplate substantially increasing our US ISR production. The operating environment for our ISR operations has become more complex as a result of increased public interest and regulatory oversight, which may have a negative impact on these operations, including our plans to increase production.
Certainly, the setback at Cigar Lake was a disappointment for all involved. We were very close to having the mine dewatered when a new inflow occurred in August. The main source of the inflow has been identified, a remediation plan developed and we estimate sealing the inflow will take most of 2009. No doubt, this inflow will delay the commencement of commercial production, but the schedule cannot be realistically estimated until we are able to access the underground workings and assess the amount of remediation required. Given the extraordinary quality, size and potential of this orebody, the partners are fully committed to its remediation and development. The mine will be a significant contributor to Cameco’s growing production profile in the future.
“We remain on the path to increase our production of uranium over the coming years. . .”
Notwithstanding the uranium production challenges and setbacks of 2008, we remain on the path to increase our production of uranium over the coming years just from our existing asset base. The acquisition of Kintyre last summer together with some of our strategic alliances provide more opportunities for production growth.
With respect to our other products, the restart of the UF6 conversion plant in Port Hope was achieved in late September following a 14-month shutdown for extensive modifications. The plant demonstrated that it could produce at capacity before, once again, being temporarily shut down – this time because of the unwillingness of our HF acid supplier to deliver under our long-term contract. The plant is scheduled to restart in the second half of 2009, after alternate HF acid supply arrangements have been established. The Blind River refinery UO3 production was adjusted to account for the delayed restart of the Port Hope conversion plant, while continuing to supply the UK Springfields facility. Notably, the refinery received regulatory approval from the Canadian Nuclear Safety Commission for its environmental assessment to increase production from 18 to 24 million kgU per year.
In summary, uranium production remains the foundation of Cameco’s business, and we are well positioned to pursue our expansion strategy.
financial highlights

$ millions except per share amounts	2008	2007	change
Revenue	2,859	2,310	24%
Net earnings	450	416	8%
Earnings per share — diluted	1.28	1.13	13%
Cash provided by operations	708	801	(12%)
Cash flow per share	2.02	2.28	(11%)
Adjusted net earnings[1]	589	572	3%
Average uranium (U3O8) spot price for the year ($US/lb U3O8)	61.58	99.29	(38%)
Average realized uranium price for the year
$US/Ib U3O8	39.52	37.47	5%
$Cdn/Ib U3O8	43.91	41.68	5%
Average Ontario electricity spot price ($/MWh)	49	48	2%
Average realized electricity price ($/MWh)	57	52	10%
Average spot market gold price for the year ($US/ounce)	872	696	25%
Average realized gold price for the year ($US/ounce)	853	691	23%
Weighted average number of paid common shares (millions)	350.1	351.2	(0.3%)
Net debt to capitalization	23%	18%	28%
Production (Cameco’s share)
Uranium concentrates (million lbs U3O8)	17.0	19.8	(14%)
Fuel services (million kgU)[2]	8.3	12.9	(36%)
Production (100% basis)
Electricity generation (TWh)[3]	24.7	25.3	(2%)
Gold (thousand ounce)[4]	748.9	555.4	35%

[1]	Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.

[2]	Includes toll conversion supplied by Springfields Fuels Ltd.

[3]	Represents 100% of output from Bruce Power Limited Partnership (Cameco has a 31.6% interest in Bruce Power).

[4]	Represents 100% of the output from Centerra’s Kumtor and Boroo mines (Cameco has a 53% interest in Centerra Gold Inc.).

Note: All dollar amounts expressed in Canadian dollars, unless otherwise noted.

MESSAGE TO SHAREHOLDERS
What impact will the financial crisis have on Cameco’s environmental commitment?
Our commitment to integrate environmental leadership into everything that we do remains undeterred. In this past year, we have adopted intermediate and long-term goals for water, air, land use, waste, energy and greenhouse gases. Key performance indicators have been identified for each of these, and we have begun to develop plans at each site to achieve our objectives. Good progress is already evident with waste reduction initiatives under way and energy studies being conducted to identify savings. Water quality improvements are also advanced with the commissioning of a dedicated circuit to reduce further the concentrations of molybdenum and selenium in effluent discharges at the Key Lake operation. A similar circuit is in the early stages of commissioning at the Rabbit Lake operations, where significant reductions in uranium concentrations have already been achieved. Air emissions have been reduced at the Port Hope and Blind River facilities, and more will be done at other sites when revitalization work is accomplished.
Cameco held its first environmental leadership awards program last October with 22 entrants. There was great enthusiasm and many demonstrations that environmental leadership is taking hold within the hearts and minds of employees. The winning team designed technology to recover and recycle sulphuric acid, a chemical used extensively in uranium mining and recovery. Included among the top five entrants was the newly constructed operations centre that incorporates many advanced features to mitigate our environmental footprint.
The environmental achievements that have come over the past year have been built on a long record of environmental stewardship. Cameco has a very good record, but we know that we can and must do better. Several challenges faced over the past years have demonstrated this and led to an increased commitment. This has not meant, however, that we have become oblivious to cost. The world does not work this way and, if the financial crisis has had any impact in the environmental area, it is that we are more demanding in our evaluation of benefits versus costs. Proposed actions must be reviewed holistically on a life-cycle basis. What at first seems of obvious benefit may not be so when observed under the microscope. The delay in some of our capital projects gives us the opportunity to better evaluate how we go about achieving our vision of environmental leadership.
“Our quest is to make our impact on the environment as small and as temporary as we can.”
If nuclear energy is to be seen as clean, then all aspects of the nuclear fuel cycle must continue to mitigate their impact on the environment. We know that no human activity occurs without some environmental impact, but our quest is to make it as small and as temporary as we can.

Environmental technicians from the Key Lake operation collect a water sample from nearby McDonald Lake.

LUND
5G

9

Cameco estimates that, based upon current mineral reserves only, the McArthur River operation will have a mine life of at least 25 years.

10

MESSAGE TO SHAREHOLDERS
Will the nuclear renaissance be delayed indefinitely because of this period of financial volatility? How will this impact Cameco?
The depth and duration of the ongoing worldwide economic crisis should not be underestimated. The difficulty in accessing capital, either debt or equity, has and will affect projects of all kinds no matter where they are located in the world.
Certainly, the nuclear industry will be affected; but due to the current momentum and long-term horizon of the industry, the impact may be less than with other industrial segments.
Notwithstanding the economic downturn, global electricity demand is growing, albeit at a slower rate. Rapidly developing countries with severe energy deficits have recommitted to long-term plans for increasing electricity supplies through aggressive nuclear plant construction programs. Chief among these are China and India, both seeking energy supply diversity and cleaner air. Russia, too, will continue its nuclear construction program, but the financial turmoil may temper its aggressive program announced one year ago. Other developing countries such as Turkey, Bulgaria and Slovakia are proceeding with their own nuclear plant selection and construction plans. In fact, no fewer than 50 countries have informed the International Atomic Energy Agency (IAEA) that they are considering introducing nuclear power.
“Rapidly developing countries with severe energy deficits have recommitted to long-term plans for increasing electricity supplies through aggressive nuclear plant construction programs.”
In the developed world, new reactor construction is under way in Finland, France, Japan, Taiwan and South Korea. The United Kingdom is moving nuclear construction forward given the repeated threats to its natural gas supplies and aging plants.
Applications for new reactor construction in the US now number 17, covering some 26 new plants. It is anticipated that at least four to eight of these will proceed in the next several years, driven by regional electricity demand and desires for non-emitting electricity generation. Other regions will wait for a demonstration that the first units can be built on time and on budget. Recent declines in commodity and input costs should make this easier and, by the time the licence applications are processed and approved, credit markets should be more favourable. Several states are encouraging new projects by allowing the recovery of capital expenditures during construction. Furthermore, to foster energy independence, the new administration in Washington, D.C. may support nuclear plant construction as part of a comprehensive energy bill.
Not to be left behind, Canada is in the process of selecting a vendor for the construction of the next generation of reactors in Ontario, and early siting efforts are underway for the first nuclear plants in Saskatchewan and Alberta.
The impetus behind new plant construction will become even stronger if the world adopts meaningful carbon constraints to address the threat of global warming.
All in all, even with the world’s economic difficulties, we expect about 115 plants to be completed in the next decade, with about 18 older, smaller plants being decommissioned. As a consequence, we estimate annual world uranium consumption will reach 226 million pounds in 2018, an annual growth rate of almost 3%. In this respect, the financial crisis may have its greatest impact on the nuclear industry. Already, we have seen a severe curtailment of exploration and the cancellation or closure of a number of new mines. The longer that financing for new mines remains unavailable, the greater the imbalance between production and consumption — a circumstance that can only drive prices higher.
2008 world uranium production
(Cameco estimate)
Cameco produced 15% of the world’s uranium production in 2008

MESSAGE TO SHAREHOLDERS
Will your priorities in 2009 include future acquisitions?
After being active with acquisitions in the low-price environment of the 1990s and early part of this decade, Cameco adopted a cautious approach as market valuations reached extraordinary levels. During this period, we assembled a talented, cross-functional team dedicated to evaluating the prospects being pursued by others. When prices tumbled in the summer of 2008, Cameco acted on this knowledge and re-entered the market, acquiring from Rio Tinto a majority stake in the Kintyre deposit in Australia, followed by a minority interest in GoviEx, a Canadian company with promising properties in Niger.
Our patient quest to participate in the enrichment segment of the nuclear industry was rewarded in 2008 with a 24% investment in the Global Laser Enrichment (GLE) partnership in association with GE Hitachi Nuclear Energy. GLE is developing a third-generation uranium enrichment process using laser technology. In 2009, the test loop phase is planned. If the test can demonstrate commercial viability, the technology could emerge as a very competitive alternative for our customers.
Our team remains vigilant, but the reality is that there are only a handful of opportunities for near-term production. The recent financial crisis has cut short many of the exploration and mine development programs under way during the last two to three years. For these efforts to continue, many in the industry will turn to alternative forms of financing such as joint ventures, partnerships, asset sales and acquisitions. Therein lie opportunities for Cameco as we continue to pursue our longstanding strategy of acquiring lower cost, geographically diverse properties, with different production methodologies. Growth in our production capacity remains a priority; but, as we have always done, the pursuit of growth will not override the imperative to enhance shareholder value.
“We continue to pursue our longstanding strategy of acquiring lower cost, geographically diverse properties, with different production methodologies.”

Jim Birkle and Shane Habitzruther remove pipe while repairing a well at the Smith Ranch-Highland operation. This operation uses the in situ recovery (ISR) mining method to extract uranium, which produces no waste rock or tailings and results in minimal surface disturbance.

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OBJECTIVES AND RESULTS
vision
Cameco will be a dominant nuclear
energy company producing uranium fuel
and generating clean electricity.

2008 OBJECTIVES	2008 RESULTS	2009 OBJECTIVES

safe, healthy and rewarding workplace

•    Strive to achieve no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in the combined (employee and contractor) injury frequency and severity, and radiation doses.

•    Overall safety performance was better in 2008 compared to 2007 and good progress was made in implementing the contractor management program for Canadian sites. Cameco’s year-end combined lost-time frequency for employees and contractors was 0.5 per 200,000 hours worked (compared to a target of 0.8). Year-end severity was also lower than target.

•    Strive to achieve no lost-time injuries at all Cameco-operated sites and, at a minimum, maintain a long-term downward trend in the combined (employee and contractor) injury frequency and severity, and radiation doses.

•    Implement Cameco’s systematic approach to training by the end of 2009.

clean environment

•    Incur no significant environmental incidents at any Cameco-operated sites and, at a minimum, establish a downward trend in the frequency and severity of environmental incidents.

•    Integrate environmental leadership into corporate management systems, major projects and key corporate programs. Establish key performance indicators in the five performance areas and continue to develop a system to measure, track and report performance.

•    The total number of reportable environmental incidents in 2008 was 29, higher than the 2007 total of 23. The most significant issues were the discovery of soil and groundwater contamination at Cameco’s conversion operation at Port Hope, Ontario, and the slow pace of wellfield reclamation at the Smith Ranch-Highland operation in Wyoming. These issues had no significant environmental impact, but emphasized the need for more vigilance in operating older facilities.

•    Progress was made identifying short-term environmental leadership plans at Cameco’s business locations. Scorecards are now in place for all business locations, and sites are now measuring, tracking and reporting performance based on standard indicators.

•    Strive to achieve zero reportable spills in all jurisdictions where we operate. Reduce the frequency of environmental events and incur no significant events at all Cameco-operated sites.

•    With the goal of reducing energy consumption at all Cameco business locations, develop and begin to implement energy management action plans at all Canadian mining and milling operations and complete energy assessments at all remaining North American operations.

supportive communities

•    Build awareness of and support for Cameco in the communities impacted by our operations through community relationships and/ or business development programs. Expand and establish a benchmark corporate trust rating in communities impacted by our ISR operations in the US and Kazakhstan.

•    Develop and implement a corporate office recruitment strategy to increase the employment of aboriginal people. Begin to implement a multi-year strategy aimed at increasing the recruitment and retention of a northern Saskatchewan workforce.

•    In Saskatchewan, public support for uranium mining remained strong at 82%. In Port Hope, Ontario, 79% of residents support the continuation of activities at Cameco’s conversion facility. At our US operations, support levels were 89% in Wyoming and 65% in Nebraska. In Kazakhstan, support is stronger in the cities at 54% versus 44% in rural areas.

•    The number of aboriginal people employed at head office increased by 18% during the year. A new northern workforce strategy planning committee started in 2008 will further advance this initiative.

•    Build awareness and support for Cameco in the communities impacted by our company through community investment, business development and public relations, and improve levels of support in these jurisdictions.

•    Finalize and begin implementation of an enhanced northern Saskatchewan strategy focused on workforce development, business development, community relations and government and regulatory affairs.

outstanding financial performance

•    Pursue additional growth opportunities in the nuclear fuel cycle.

•    Achieve combined unit-operating costs within budget.

•    Produce 20.6 million pounds of U3O8.

•    Achieve uranium sales targets of between 31 million to 33 million pounds U3O8.

•    Dewater the Cigar Lake mine, begin underground remediation and continue the development of surface facilities and infrastructure.

•    Restart the Port Hope UF6 plant by the third quarter at the earliest.

•    Continue brownfield exploration efforts to identify additional McArthur River and Rabbit Lake/Eagle Point reserves and expand greenfield exploration in prospective basins. Advance the development and assessment of the Millennium and Tamarack uranium deposits.

•    Cameco acquired a 24% interest in GLE and a 70% interest in the Kintyre uranium exploration project in Western Australia.

•    Budget was exceeded due to increased costs and decreased production.

•    Cameco’s share of U3O8 production in 2008 was 17 million pounds.

•    2008 U3O8 sales exceeded our objective with 34.1 million pounds sold.

•    The October 2006 inflow source was successfully sealed and dewatering began in July. Dewatering efforts were stopped in August after a subsequent water inflow in another area of the mine. All of the planned surface work for 2008 was completed.

•    The Port Hope UF6 plant was restarted at the end of the third quarter. A limited and uncertain supply of HF caused by a contract dispute, shut the plant down again in December.

•    Brownfield exploration projects continued at McArthur River and Rabbit Lake. Several new projects in Australia and Mongolia were added to the exploration portfolio. Feasibility study work continued on the Millennium project.

•    Advance development of Kintyre by initiating environmental baseline work and conducting confirmatory drilling.

•    Achieve combined unit-operating costs within budget.

•    Produce 20.1 million pounds of U3O8 and 8 to 12 million kgU from fuel services.

•    Identify, develop and evaluate opportunities for economic growth in uranium supply within the three- to eight-year time frame.

•    Advance Cigar Lake mine remediation, including sealing of the August 2008 water inflow area.

•    Achieve an average mineral reserve and resource replacement rate through brownfield or greenfield exploration programs, joint ventures and acquisitions that is, over the last three years, at least equal to total annual U3O8 production from all facilities.

•    Pursue future additional tailings capacity at Rabbit Lake and Key Lake by submitting to regulators a project description, completing pre-feasibility study work, conducting environmental baseline studies and community consultations, and initiating the environmental assessment process.

strength + strategy

reliable customers
Cameco's customers are primarily large, financially strong utilities that power homes and industry around the world. They are typically state owned or regulated and rarely falter in difficult economic times.

clean electricity
The environmental and economic advantages of nuclear energy answer the needs of countries seeking to reduce emissions of greenhouse gases and dependence on fossil fuels. These advantages fuel future growth.

high-grade reserves
Cameco owns the world's richest high-grade uranium reserves. Our reserves and resources combined with advanced exploration projects are expected to sustain our operations for decades to come.

diversified operations
Cameco's operations and investments span the nuclear fuel cycle from exploration to electricity generation. We have uranium assets on five continents, including the richest reserves and low-cost operations in Canada.

marketing
Cameco's reliable revenue streams are a result of carefully negotiated, long-term contracts. Many of the contracts, that reference the spot price, provide downside protection with attractive floor prices. In addition, the remaining contracts have fixed prices with inflation protection.

acquisitions
Cameco is poised to seize value-adding opportunities – building on a diversified portfolio of highly prospective global exploration properties, strong strategic partnerships and joint ventures that further enhance our vertically integrated operations.

prudence
A cautious outlook and prudent approach to growth will continue to secure Cameco's position for the future. Existing programs have been streamlined and expenditures have been prioritized, enabling us to pursue opportunities for expansion on a selective basis.

16

The Cameco Advantage

the Cameco advantage

= success

We have strong and consistent revenue streams because the world needs the uranium we supply for clean, reliable electricity, despite uncertainty in the global economy.

We deliver solid financial performance and take a conservative approach to financial management.

We are renewing our focus on safety, operational excellence and environmental leadership to leverage our assets to generate returns for our shareholders.

Cameco has the power to prosper.

17

CONSOLIDATED BALANCE SHEETS

As at December 31
($Cdn thousands)	2008	2007
assets
Current assets
Cash and cash equivalents	$269,176	$131,932
Accounts receivable	568,340	347,097
Inventories	470,649	428,502
Supplies and prepaid expenses	301,937	210,464
Current portion of long-term receivables, investments and other	49,836	164,164

	1,659,938	1,282,159

Property, plant and equipment	4,416,293	3,437,450
Intangible assets and goodwill	283,344	255,484
Long-term receivables, investments and other	628,972	387,304
Long-term inventory	22,054	8,985

Total assets	$7,010,601	$5,371,382

liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$580,903	$541,283
Short-term debt	89,817	—
Dividends payable	21,943	17,220
Current portion of long-term debt	10,175	8,816
Current portion of other liabilities	117,222	32,492
Future income taxes	68,857	84,653

	888,917	684,464

Long-term debt	1,212,982	717,130
Provision for reclamation	353,344	284,673
Other liabilities	179,880	258,511
Future income taxes	81,352	246,936

	2,716,475	2,191,714

Minority interest	779,203	435,807

Shareholders’ equity
Share capital	1,062,714	819,268
Contributed surplus	131,858	119,531
Retained earnings	2,153,315	1,779,629
Accumulated other comprehensive income	167,036	25,433

	3,514,923	2,743,861

Total liabilities and shareholders’ equity	$7,010,601	$5,371,382

Financial information is presented in accordance with Canadian generally accepted accounting principles. In addition, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as supplemental information, as we believe their use provides more insight into our performance. For the reconciliation and description of certain non-GAAP financial measures, please see our audited financial statements and notes, and related MD&A.

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31
($Cdn thousands, except per share amounts)	2008	2007
revenue from
Products and services	$2,859,158	$2,309,741

expenses
Products and services sold	1,517,760	1,211,664
Depreciation, depletion and reclamation	293,315	225,539
Administration	115,791	127,229
Exploration	78,258	66,813
Research and development	4,998	3,609
Interest and other	300,394	(32,673)
Cigar Lake remediation	11,369	29,403
Restructuring of gold business	17,200	113,000
Stock option plan amendment	—	94,175
Gain on sale of assets	(4,097)	(4,028)

	2,334,988	1,834,731

earnings from operations	524,170	475,010
Other expense	(39,273)	(9,078)

earnings before income taxes and minority interest	484,897	465,932
Income tax (recovery) expense	(24,755)	29,468
Minority interest	59,535	20,352

net earnings	$450,117	$416,112

basic earnings per common share	$1.29	$1.18

diluted earnings per common share	$1.28	$1.13

Note: This booklet contains Cameco’s business review information only. For complete audited financial statements and notes, and related MD&A, visit our website at cameco.com.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
($Cdn thousands)	2008	2007
operating activities
Net earnings	$450,117	$416,112
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	293,315	225,539
Provision for future taxes	(142,196)	(134,129)
Deferred gains	(112,361)	(18,441)
Unrealized losses (gains) on derivatives	156,098	(50,032)
Unrealized foreign exchange losses	71,241	—
Stock-based compensation	16,821	13,770
Gain on sale of assets	(4,097)	(4,028)
Equity in loss from associated companies	9,706	6,439
Other income	(425)	(536)
Writedown of investments	29,992	—
Restructuring of gold business	17,200	113,000
Stock option plan amendment	—	94,175
Minority interest	59,535	20,352
Other operating items	(136,679)	118,505

Cash provided by operations	708,267	800,726

investing activities
Additions to property, plant and equipment	(629,151)	(494,473)
Acquisitions, net of cash	(503,157)	—
Increase in long-term receivables, investments and other	(49,518)	(38,167)
Proceeds on sale of property, plant and equipment	37,093	5,824

Cash used in investing	(1,144,733)	(526,816)

financing activities
Decrease in debt	(20,593)	(7,900)
Increase in debt	640,089	43,815
Issue of shares	972	23,289
Shares repurchased	—	(429,327)
Dividends	(80,495)	(66,906)

Cash provided by (used in) financing	539,973	(437,029)

Increase (decrease) in cash during the year	103,507	(163,119)
Exchange rate changes on foreign currency cash balances	33,737	(39,038)
Cash and cash equivalents at beginning of year	131,932	334,089

Cash and cash equivalents at end of year	$269,176	$131,932

Cash and cash equivalents comprised of:
Cash	$173,155	$89,438
Cash equivalents	96,021	42,494

	$269,176	$131,932

Supplemental cash flow disclosure
Interest paid	$52,272	$47,691
Income taxes paid	$136,284	$154,748

CAUTION REGARDING FORWARD - LOOKING INFORMATION
Statements contained in this business review which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences containing words such as, “believe”, “will”, “promise”, “remain”, “estimate”, “anticipate”, “could”, “should”, “may”, “strive”, “fulfill”, “expected”, “potential”, “strategy”, “intend”, “objective”, “outlook”, “forward”, “position” and “annually”, and the negative of these words, or variations of them, are all indicative of forward-looking information and statements.
The forward-looking information and statements included in this business review are subject to material risk factors that could cause actual results to differ materially, and are based upon a number of material assumptions which may prove to be incorrect. For example: our comments regarding the expected impact of difficult economic times on Cameco, including future demand for its uranium products and that Bruce Power provides reliable income, on existing nuclear electrical generation (that we expect them to remain unaffected and that our customers are there for us in the current difficult economic circumstances), and on future growth in nuclear electrical generation assumes the absence of material adverse consequences due to current difficult economic conditions and that these economic conditions do not deteriorate beyond currently anticipated levels; our statement that during the year we made substantial progress towards significantly increasing our production capability for future years, the transition of the McArthur River mine to new mining areas, our expectation that, following regulatory approval and Key Lake revitalization, the McArthur River mine will be in a position to expand production by 15%, our estimate that the McArthur River mine will have a mine life of at least 25 years, our 2009 production estimate for McArthur River-Key Lake operation, our plans for Key Lake mill revitalization to ensure long-term, efficient operations, the extension of the expected Rabbit Lake mine life to 2013, the ramp up of Inkai to full production by 2012, our plans to substantially increase our US ISR production, our expectation that sealing the August 2008 Cigar Lake water inflow will take most of 2009 and that Cigar Lake will be a significant contributor to Cameco’s growing production profile, our expectation that we remain on the path to increase uranium production in the future from our existing asset base, and the resumption of UF6 production at Port Hope in the second half of 2009, are all based upon the assumption that our current plans can be implemented as anticipated, but they are subject to the risk of delays, natural disasters, political, development and operating risks or other unforeseen occurrences; our comments on the expected impact of the period of financial volatility on the nuclear renaissance, on the growth in electricity demand, and on plans for, and construction of, new nuclear plants, assumes the absence of material adverse consequences due to current economic conditions and that these economic conditions do not deteriorate beyond currently anticipated levels; our estimates for construction and decommissioning of nuclear plants over the next decade assume that forecast construction and decommissioning levels can be achieved and are subject to the risk of delays, natural disasters, and political, economic, development and operating risks or other unforeseen occurrences; our estimate of 2018 annual uranium consumption assumes the growth in global electrical demand and continuing development of new nuclear generation capacity, and is subject to the risk that global electrical demand and new nuclear generation development is less than expected and the risk of delays, natural disasters and political, economic, development and operating risks or other unforeseen occurrences; our 2009 production estimates assume that forecast production levels can be achieved, and are subject to the risk of natural disasters or other occurrences delaying, reducing or suspending production.
There may be other material risk factors and assumptions that cause actual results to vary materially from the forward-looking information and statements included in this business review. See our Annual Information Form and MD&A, including the sections in them titled “Caution Regarding Forward-Looking Information”.
The forward-looking information and statements contained in this business review represent management’s views as of March 18, 2009 and should not be considered current as of any subsequent date. While we anticipate that subsequent developments may cause our views to change, we specifically disclaim any obligation to update our views except to the extent required by applicable securities laws. This forward-looking information is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
qualified persons
In this business review scientific and technical information regarding McArthur River and Cigar Lake was prepared under the supervision of the following qualified persons, all of whom are Cameco employees: (i) McArthur River – David Bronkhorst, general manager – McArthur River and (ii) Cigar Lake – Grant J.H. Goddard, general manager – Cigar Lake.

DIRECTORS

Victor J. Zaleschuk [2,3,4] Calgary, Alberta Chair President and CEO of Nexen Inc., a large Calgary-based oil and gas company, from 1997 to 2001.

John S. Auston [3,4,6]
West Vancouver, British Columbia

President and CEO of Ashton Mining of Canada Inc. from 1996 to 2000 and president and CEO of Granges Inc., another mining firm, from 1993 to 1995. Previously a senior minerals executive with the British Petroleum Group, from 1985 to 1992.

John H. Clappison [1,4,5] Toronto, Ontario Managing partner of the Toronto, Ontario office of PricewaterhouseCoopers LLP, from 1990 to 2005.

Joe F. Colvin [3,5] Kiawah Island, South Carolina, USA President Emeritus (president and CEO from 1996 to 2005) of the Nuclear Energy Institute in Washington, D.C.

Harry D. Cook [3,4,5,6] La Ronge, Saskatchewan Chief of the Lac La Ronge Indian Band in Saskatchewan and president of the Kitsaki Management Limited Partnership, from 1987 to 2005.

James R. Curtiss [2,5]
Brookeville, Maryland, USA

Partner in the Washington, D.C. law firm of Winston & Strawn LLP, from 1993 until March 2008, and a commissioner on the US Nuclear Regulatory Commission, from 1988 to 1993.

George S. Dembroski [2,3] Toronto, Ontario Vice-chairman and a director of RBC Dominion Securities Limited, an investment dealer, from 1981 to 1998.

Gerald W. Grandey Saskatoon, Saskatchewan President and CEO of Cameco.

Nancy E. Hopkins [1,3] Saskatoon, Saskatchewan Partner in the Saskatchewan law firm of McDougall Gauley LLP since 1984.

Oyvind Hushovd [1,2,4] Kristiansand S., Norway Chair of Gabriel Resources Ltd. from 2002 to 2006 (Chair and CEO from 2002 to 2005), president and CEO of Falconbridge Limited, from 1996 to 2002.
learn more about cameco’s governance
See our management proxy circular for more information on Cameco’s governance practices. Cameco is in compliance with the corporate governance standards applicable to Canadian Toronto Stock Exchange (TSX)-listed corporations, the US Sarbanes-Oxley Act, and the New York Stock Exchange (NYSE) corporate governance standards applicable to it as a foreign private issuer. The significant differences between Cameco’s corporate disclosure practices and those applicable to US issuers listed on the NYSE are discussed in our management proxy circular and posted on our website at cameco.com.
Both the 2008 annual financial review and management proxy circular are available electronically from our website at cameco.com.

J.W. George Ivany [1,2,3] Kelowna, British Columbia President and vice-chancellor of the University of Saskatchewan from 1989 to 1999.

A. Anne McLellan [2,3,5]
Edmonton, Alberta

Counsel with Bennett Jones LLP in Edmonton since June 2006. Former Canadian federal cabinet minister from 1993 to 2006, and deputy prime minister, from 2003 to 2006.

A. Neil McMillan [1,4,5] Saskatoon, Saskatchewan President and CEO of Claude Resources Inc., a mining company based in Saskatchewan, since 2004, and president since 1995.

Robert W. Peterson[1,2,5]
Regina, Saskatchewan

Senator, appointed to Senate of Canada in 2005. President and COO of Denro Holdings Ltd., a Saskatchewan-based property development and financial management company, since 1994.

Committees:

[1]	Audit

[2]	Human Resources and Compensation

[3]	Nominating, Corporate Governance and Risk

[4]	Reserves Oversight

[5]	Safety, Health and Environment

[6]	Not standing for re-election as a director in May 2009
(left to right)
Tim S. Gitzel
Senior Vice-President and Chief Operating Officer
Gerald W. Grandey
President and Chief Executive Officer
George B. Assie
Senior Vice-President, Marketing and Business Development
Rita M. Mirwald
Senior Vice-President, Corporate Services
O. Kim Goheen
Senior Vice-President and Chief Financial Officer
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

FIVE-YEAR FINANCIAL SUMMARY

Dollars are expressed in $Cdn millions
except prices and per share amounts.	2008	2007	2006	2005	2004
commodity market prices (annual average)
Uranium (spot price in $US/lbs U3O8)	$61.58	$99.29	$49.60	$28.67	$18.60
Conversion (spot price in $US/kgU)	9.03	10.98	11.60	11.60	7.91
Electricity (spot price in $/megawatt hours)	48.88	47.87	46.38	68.35	49.95
Gold (market price in $US/ounce)	872	696	602	445	409

operations
Revenue	$2,859.2	$2,309.7	$1,831.7	$1,312.7	$1,048.5
Earnings from operations[1]	524.2	475.0	335.4	120.7	123.1
Adjusted net earnings[1,2]	589.2	572.1	273.7	208.5	182.5
Net earnings[1]	450.1	416.1	375.7	215.5	276.5
EBITDA	1,019.1	638.4	502.8	455.3	544.3
Cash provided by operations	708.3	800.7	418.0	277.5	228.0
Capital expenditures	629.2	494.5	459.6	284.9	148.3

financial position
Total assets	$7,010.6	$5,371.4	$5,140.4	$4,772.8	$4,052.1
Total debt	1,313.0	725.9	704.6	858.8	518.6
Shareholders’ equity	3,514.9	2,743.9	2,741.4	2,363.6	2,160.5

financial ratios
Current ratio (current assets/current liabilities)	1.9:1	1.9:1	2.7:1	2.4:1	2.9:1
Return on common shareholders’ equity	14%	15%	15%	10%	14%
Net debt to capitalization	23%	18%	12%	9%	13%
Cash from operations/total net debt	68%	135%	113%	118%	69%

common share data ($ per share)
Adjusted net earnings	$1.68	$1.63	$0.78	$0.60	$0.53
Basic net earnings	1.29	1.18	1.07	0.62	0.81
Dividends	0.24	0.20	0.16	0.12	0.10
Book value	9.61	7.97	7.78	6.76	6.24
TSX Market – high	44.38	59.90	49.95	37.50	21.13
– low	14.33	35.22	35.35	18.97	9.54
– close	21.05	39.57	47.20	36.90	20.98
– annual volume (millions)	482.71	476.22	424.91	460.09	490.04
Shares outstanding (millions)
Weighted average	350.1	351.2	351.2	347.9	342.9
Year end	365.7	344.4	352.3	349.6	346.1

production (cameco’s share)
Uranium production (million lbs U3O8)	17.0	19.8	21.0	21.2	20.5
Fuel services (million kgU)	8.3	12.9	15.4	11.4	9.5

production (100% basis)
Electricity generation (terawatt hours)[3]	24.7	25.3	25.8	30.8	33.6
Gold production (thousand ounce)[4]	748.9	555.4	586.4	787.3	640.8
Employees (including subsidiaries)	3,077	2,720	2,446	1,957	1,802

[1]	Attributable to common shares.

[2]	Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results.

[3]	Represents 100% of output from Bruce Power Limited Partnership (Cameco has a 31.6% interest in Bruce Power).

[4]	Represents 100% of the output from Centerra’s Kumtor and Boroo mines (Cameco has a 53% interest in Centerra Gold Inc.).

INVESTOR INFORMATION
share performance
Cameco’s share price closed at $21.05 in 2008.
monthly share price
Cameco’s shares traded between $14.33 and $44.38 on the TSX in 2008.
annual share volume

During 2008, more than 800 million shares traded on both exchanges.
Common Shares
Toronto (CCO) | New York (CCJ)
Transfer Agents
For information on common share holdings, dividend cheques, lost share certificates and address changes, contact:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
North America phone toll-free:
800-387-0825 or 416-643-5500
cibcmellon.com
Annual Meeting
The annual meeting of shareholders of Cameco Corporation is scheduled to be held on Wednesday, May 27, 2009, at 1:30 p.m. at Cameco’s head office in Saskatoon, Saskatchewan.
Dividend Policy
The board of directors has established a policy of paying a quarterly dividend of $0.06 ($0.24 per year) per common share. This policy will be reviewed from time to time in light of the company’s cash flow, earnings, financial position and other relevant factors.
Inquiries
Cameco Corporation
2121 – 11th Street West
Saskatoon, Saskatchewan S7M 1J3
Phone: 306-956-6200
Fax: 306-956-6201
cameco.com
December 31, 2008

Shares outstanding	366 million
Market capitalization	$7.7 billion (Cdn)
$6.3 billion (US)